

February 10, 2016

Auscrete Corporation
504 East First Street P.O. Box 847
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Form 10-K for the year ended December 31, 2014**
> **Filed April 14, 2015**
> **Form 10-Q for the quarter ended September 30, 2015**
> **Filed October 6, 2015**
> **File No. 001-35923**

Dear Mr. John Sprovieri:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant